NAME OF REGISTRANT
Franklin Investors Securities Trust
File No. 811-04986

EXHIBIT ITEM No. 77D (g): Policies with respect to security investments


SUPPLEMENT DATED OCTOBER 24, 2017
TO THE PROSPECTUS DATED MARCH 1, 2017
OF
FRANKLIN TOTAL RETURN FUND
(a series of Franklin Investors Securities Trust)

The prospectus is amended as follows:
I.	The following is added to the "Franklin Total Return
Fund - Fund Details - Principal Investment Policies and Practices" section of the prospectus beginning on page 105:
The Fund may invest in other Franklin Templeton mutual funds and exchange-traded funds (ETFs) to gain exposure to certain strategies and investments in order to seek to achieve its investment goal.

II.	The following is added to the "Franklin Total Return
Fund - Fund Details - Principal Risks" section of the prospectus beginning on page 111:

Investing in Underlying Investment Companies
To the extent the Fund invests in underlying investment companies, including ETFs, the Fund's performance is related to the performance of the underlying investment companies held by it. In addition, shareholders of the Fund will indirectly bear the fees and expenses of the underlying investment companies and such investments may be more costly than if a Fund had owned the underlying securities directly. In addition, the Fund pays brokerage commissions in connection with the purchase and sale of shares of ETFs.



SUPPLEMENT DATED JULY 18, 2017
TO THE CURRENTLY EFFECTIVE STATEMENT OF ADDITIONAL INFORMATION
OF
FRANKLIN BALANCED FUND
(a series of Franklin Investor Securities Trust)

The Statement of Additional Information (SAI) is amended as follows: buy and sell exchange-traded options on indexes that measure stock volatility, such as the Chicago Board Options Exchange (CBOE) Volatility Index (VIX)